UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sapiens International Corporation N.V.

(Name of Issuer)

Common Shares, Par Value €0.01 Per Share

(Title of Class of Securities)

N7716A102

(CUSIP Number)

Amit Ben-Yehuda Kardan Technologies Ltd. 154 Menachem Begin Street Tel Aviv 64921, Israel Tel: (972)(3) 608-3444 Fax: (972)(3) 608-3434	Anat Treibatch Formula Vision Technologies (F.V.T.) Ltd. 1 Hashikma Street Savyon 56530, Israel Tel: (972)(3) 734-3100 Fax: (972)(3) 736-7770
with a copy to: Tuvia J. Geffen, Adv. Naschitz, Brandes & Co. 5 Tuval Street Tel-Aviv 67897, Israel Tel: (972)(3) 623-5000 Fax: (972)(3) 623-5005

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 21, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. N7716A102	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS. Formula Vision Portfolio Holdings Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 7,536,243
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 7,536,243
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,536,243
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.04%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*           The calculations are based on a total of 39,587,694 Common Shares outstanding.

CUSIP No. N7716A102	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS. Formula Vision Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 7,536,243
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 7,536,243
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,536,243
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.04%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*           The calculations are based on a total of 39,587,694 Common Shares outstanding.

CUSIP No. N7716A102	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS. Kardan Technologies Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 7,536,243
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 7,536,243
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,536,243
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.04%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*           The calculations are based on a total of 39,587,694 Common Shares outstanding.

CUSIP No. N7716A102	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS. Kardan Israel Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 7,536,243
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 7,536,243
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,536,243
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.04%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*           The calculations are based on a total of 39,587,694 Common Shares outstanding.

CUSIP No. N7716A102	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS. Kardan N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 7,536,243
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 7,536,243
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,536,243
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.04%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*           The calculations are based on a total of 39,587,694 Common Shares outstanding.

CUSIP No. N7716A102	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS. Formula Vision Technologies (F.V.T.) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 9,638,337
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 9,638,337
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,638,337
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.35%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*           The calculations are based on a total of 39,587,694 Common Shares outstanding.

CUSIP No. N7716A102	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS. Dan Goldstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 9,638,337
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 9,638,337
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,638,337
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.35%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*           The calculations are based on a total of 39,587,694 Common Shares outstanding.

The undersigned, Formula Vision Portfolio Holdings Limited Partnership ("Formula Vision LP"), Formula Vision Holdings Ltd. ("Formula Vision GP"), Kardan Technologies Ltd. ("Kardan Technologies"), Kardan Israel Ltd. ("Kardan Israel"), Kardan N.V., Formula Vision Technologies (F.V.T.) Ltd. ("FVT"), and Dan Goldstein (together, the "Reporting Persons") hereby file this Amendment No. 1 to Schedule 13D (the "Amendment"), which amends the Schedule 13D filed by the Reporting Persons on July 29, 2011, with respect to the Common Shares, par value €0.01 per share (the "Common Shares"), of Sapiens International Corporation N.V., a Curaçao company ("Sapiens").  The Amendment (i) amends and supplements Items 3, 4, 5(a) and 6 of the Schedule 13D and (ii) adds Exhibits 9 and 10 under Item 7 of the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

On August 21, 2011, upon consummation of the transactions set forth in the Share Purchase Agreement, dated as of July 21, 2011 (the "Share Purchase Agreement"), by and among Sapiens, Sapiens Technologies (1982) Ltd. ("Sapiens Technologies"), IDIT I.D.I. Technologies Ltd. ("IDIT"), the shareholders of IDIT, Amit Ben-Yehuda, as the IDIT Shareholder Representative, FIS Software Ltd. ("FIS"), the shareholders of FIS and Dan Goldstein, as the FIS Shareholder Representative, Sapiens Technologies (i) purchased all of outstanding share capital of IDIT and assumed all outstanding options to acquire share capital of IDIT for a purchase price consisting of Common Shares of Sapiens (the "IDIT Transaction"), and (ii) purchased all of outstanding share capital of FIS and assumed all outstanding options to acquire share capital of FIS for a purchase price consisting of cash, Common Shares of Sapiens and warrants to purchase Common Shares of Sapiens (the "FIS Transaction", and collectively with the IDIT Transaction, the "Transactions" and each a "Transaction").

Upon consummation of the IDIT Transaction on August 21, 2011, Sapiens issued (i) to Formula Vision LP 4,343,962 newly issued Common Shares in exchange for its 20,667 shares of IDIT, and (ii) to FVT 2,102,094 newly issued Common Shares in exchange for its 10,001 shares of IDIT.

Upon consummation of the FIS Transaction on August 21, 2011, Sapiens issued to Formula Vision LP 3,192,281 newly issued Common Shares in exchange for its 8,128 shares of FIS.

The foregoing summary of the Transactions is qualified in its entirety by reference to the full text of the Share Purchase Agreement included as Exhibit 8 in the Schedule 13D filed on July 29, 2011 and is incorporated herein by reference.

Item 4.	Purpose of Transaction

On August 21, 2011, upon consummation of the transactions set forth in the Share Purchase Agreement and pursuant to the terms set forth therein, Sapiens appointed Amit Ben-Yehuda, the Chief Executive Officer and Director of Kardan Technologies, as a member of the Board of Directors of Sapiens.

On August 21, 2011, upon consummation of the transactions set forth in the Share Purchase Agreement, Formula Vision GP, FTV and Kardan Technologies delivered a guarantee letter to Sapiens and Sapiens Technologies pursuant to which each of them agreed to guarantee and undertake to fulfill Formula Vision LP's obligations pursuant to the Share Purchase Agreement in the event Formula Vision LP is liquidated or Formula Vision LP otherwise distributes to Formula Vision GP and/or FTV and/or Kardan Technologies, the Common Shares issued to Formula Vision LP on August 21, 2011 upon consummation of the Transactions (the "Guarantee Letter").  The foregoing summary of the Guarantee Letter is qualified in its entirety by reference to the full text of the Guarantee Letter included as Exhibit 9 hereto and is incorporated herein by reference.

The information set forth in Items 3, 5 and 6 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)           The calculations included herein are based on a total of 39,587,694 Common Shares outstanding.

Page 9 of 14 Pages

Formula Vision LP directly beneficially owns 7,536,243 Common Shares, representing approximately 19.04% of the outstanding Common Shares.  Formula Vision LP disclaims beneficial ownership of the Common Shares owned by the other Reporting Persons.

Formula Vision GP does not directly beneficially own any Common Shares.  Formula Vision GP is the general partner of Formula Vision LP.  By reason of its ability to influence the control of Formula Vision LP, Formula Vision GP may be deemed to indirectly beneficially own, and share the power to vote and dispose of, the 7,536,243 Common Shares directly beneficially owned by Formula Vision LP, representing approximately 19.04% of the outstanding Common Shares.  Formula Vision GP disclaims beneficial ownership of the Common Shares owned by the other Reporting Persons other than the 7,536,243 Common Shares directly beneficially owned by Formula Vision LP.

Kardan Technologies does not directly beneficially own any Common Shares.  Kardan Technologies is the limited partner of Formula Vision LP and owns 49% of the shares of Formula Vision GP.  By reason of its ability to influence the control of Formula Vision LP and Formula Vision GP, Kardan Technologies may be deemed to indirectly beneficially own, and share the power to vote and dispose of, 7,536,243 Common Shares directly beneficially owned by Formula Vision LP, representing approximately 19.04% of the outstanding Common Shares.  Kardan Technologies disclaims beneficial ownership of the Common Shares owned by the other Reporting Persons other than the 7,536,243 Common Shares directly beneficially owned by Formula Vision LP.

Kardan Israel does not directly beneficially own any Common Shares.  Kardan Israel owns 84.94% of the shares of Kardan Technologies.  By reason of its ability to influence the control of Kardan Technologies, Kardan Israel may be deemed to indirectly beneficially own, and share the power to vote and dispose of, 7,536,243 Common Shares directly beneficially owned by Formula Vision LP, representing approximately 19.04% of the outstanding Common Shares.  Kardan Israel disclaims beneficial ownership of the Common Shares owned by the other Reporting Persons other than the 7,536,243 Common Shares directly beneficially owned by Formula Vision LP.

Kardan N.V. does not directly beneficially own any Common Shares.  Kardan N.V. owns 73.67% of the shares of Kardan Israel.  By reason of its ability to influence the control of Kardan Israel, Kardan N.V. may be deemed to indirectly beneficially own, and share the power to vote and dispose of, 7,536,243 Common Shares directly beneficially owned by Formula Vision LP, representing approximately 19.04% of the outstanding Common Shares.  Kardan N.V. disclaims beneficial ownership of the Common Shares owned by the other Reporting Persons other than the 7,536,243 Common Shares directly beneficially owned by Formula Vision LP.

FVT directly beneficially owns 2,102,094 Common Shares, representing approximately 5.31% of the outstanding Common Shares.  FVT is the limited partner of Formula Vision LP and owns 51% of the shares of Formula Vision GP.  In addition, by reason of its ability to influence the control of Formula Vision LP and Formula Vision GP, FVT may be deemed to indirectly beneficially own, and share the power to vote and dispose of, 7,536,243 Common Shares directly beneficially owned by Formula Vision LP, representing approximately 19.04% of the outstanding Common Shares.  FVT Technologies disclaims beneficial ownership of the Common Shares owned by the other Reporting Persons other than the 7,536,243 Common Shares directly beneficially owned by Formula Vision LP.

Dan Goldstein does not directly beneficially own any Common Shares.  Mr. Goldstein owns 55.14% of the shares of FVT.  By reason of his ability to influence the control of FVT, Mr. Goldstein may be deemed to indirectly beneficially own, and share the power to vote and dispose of, (i) 2,102,094 Common Shares directly beneficially owned by FVT, representing approximately 5.31% of the outstanding Common Shares and (ii) 7,536,243 Common Shares directly beneficially owned by Formula Vision LP, representing approximately 19.04% of the outstanding Common Shares. FVT disclaims beneficial ownership of the Common Shares owned by the other Reporting Persons other than the 2,102,094 Common Shares directly beneficially owned by FVT and the 7,536,243 Common Shares directly beneficially owned by Formula Vision LP.

Gad Goldstein, a director of FVT and the brother of Dan Goldstein, directly beneficially owns 40,100 Common Shares.

Page 10 of 14 Pages

David Assia, a director of Kardan Technologies, directly beneficially owns 39,765 Common Shares.

The filing of this Schedule 13D shall not be construed as an admission by any of the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of Common Shares owned by any of the other Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 is incorporated herein by reference.

On August 21, 2011, upon consummation of the transactions set forth in the Share Purchase Agreement, Sapiens, Formula Systems (1985) Ltd., Formula Vision LP, FVT, and the other shareholders of IDIT and FIS that were issued Common Shares and/or warrants to purchase Common Shares upon consummation of the Transactions, entered into a Registration Rights Agreement (the "Registration Rights Agreement") granting the parties certain piggyback registration rights with respect to the Common Shares owned by the parties upon consummation of the Transactions.  The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement included as Exhibit 10 hereto and is incorporated herein by reference.

On August 21, 2011, upon consummation of the IDIT Transaction, 10% of the Common Shares issued to the IDIT shareholders, including 434,396 Common Shares issued to Formula Vision LP and 210,209 Common Shares issued to FTV, were placed in escrow with an escrow agent for a period of 12 months to secure the indemnification and other obligation of the IDIT shareholders to Sapiens Technologies pursuant to the Share Purchase Agreement.  Each of the IDIT shareholders, including Formula Vision LP and FTV, has the right to substitute the escrowed Common Shares for cash based on the average of the closing prices of the Common Shares on NASDAQ over a 60-day period ending on, and including, the third business day prior to August 21, 2011.  During the escrow period, each of Formula Vision LP and FTV has the right to vote their respective Common Shares which are placed in escrow.

On August 21, 2011, upon consummation of the FIS Transaction, 10% of the Common Shares issued to the FIS shareholders, including 319,229 Common Shares issued to Formula Vision LP, were placed in escrow with an escrow agent for a period of 12 months to secure the indemnification and other obligation of the FIS shareholders to Sapiens Technologies pursuant to the Share Purchase Agreement.  Each of the FIS Shareholders, including Formula Vision LP, has the right to substitute the escrowed Common Shares for cash based on the average of the closing prices of the Common Shares on NASDAQ over a 60-day period ending on, and including, the third business day prior to August 21, 2011.  During the escrow period, Formula Vision LP has the right to vote its Common Shares which are placed in escrow.

Item 7.	Material to be Filed as Exhibits

Exhibit 9	Guarantee Letter, dated as of August 21, 2011, executed by Formula Vision GP, FTV and Kardan Technologies in favor of Sapiens and Sapiens Technologies
Exhibit 10	Registration Rights Agreement, dated as of August 21, 2011, by and among Sapiens, Formula Systems (1985) Ltd., Formula Vision LP, FVT and the other shareholders of Sapiens shareholders named therein

Page 11 of 14 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2011	Formula Vision Portfolio Holdings Limited Partnership

By: Formula Vision Holdings Ltd., its general partner

	By:	/s/ Ronnen Yitzhak
Name: Ronnen Yitzhak
Title: Director

	By:	/s/ Amit Ben-Yehuda
Name: Amit Ben-Yehuda
Title: Director

Formula Vision Holdings Ltd.

By:	/s/ Ronnen Yitzhak
Name: Ronnen Yitzhak
Title: Director

By:	/s/ Amit Ben-Yehuda
Name: Amit Ben-Yehuda
Title: Director

Kardan Technologies Ltd.

By:	/s/ Yosef Grunfeld
Name: Yosef Grunfeld
Title: Director

By:	/s/ Amit Ben-Yehuda
Name: Amit Ben-Yehuda
Title: Chief Executive Officer

Kardan Israel Ltd.

By:	/s/ Yosef Grunfeld
Yosef Grunfeld
Chairman of the Board

By:	/s/ Asher Elmoznino
Asher Elmoznino
CFO

Page 12 of 14 Pages

Kardan N.V.

By:	/s/ Alain Ickovicks
Alain Ickovicks
Managing Director

By:	/s/ Jan Slootweg
Jan Slootweg
Managing Director

Formula Vision Technologies (F.V.T.) Ltd.

By:	/s/ Anat Treibatch
Name: Anat Treibatch
Title: CFO

/s/ Dan Goldstein
Dan Goldstein

Page 13 of 14 Pages

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 9	Guarantee Letter, dated as of August 21, 2011, executed by Formula Vision GP, FTV and Kardan Technologies in favor of Sapiens and Sapiens Technologies
Exhibit 10	Registration Rights Agreement, dated as of August 21, 2011, by and among Sapiens, Formula Systems (1985) Ltd., Formula Vision LP, FVT and the other shareholders of Sapiens shareholders named therein

Page 14 of 14 Pages